09041750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5 (A)
PART III

SEC Mail Processing Section
JUN 10 2009
Washington, DC
110

SEC FILE NUMBER
8-21076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY
DOMINICK & DOMINICK LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND STREET
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES POIT **(212) 558-8928**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

AB
6/17

OATH OR AFFIRMATION

I, **ROBERT HLADEK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DOMINICK & DOMINICK LLC**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY RUGGIERO
Notary Public, State of New York
No. 01RU5067226
Qualified in Queens County
Commission Expires Oct. 15, 2010

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL

Equity and subordinated borrowing:	
Total members' equity	$ 3,022,469
Subordinated borrowing	2,000,000
Total equity and subordinated borrowing	5,022,469
Deductions and/or charges:	
Non-allowable assets:	
Petty cash	(453)
Securities owned but not readily marketable	(332,531)
Notes receivable	(523,687)
Property and equipment, net	(623,103)
Other assets	(423,521)
Total non-allowable assets	(1,903,295)
Net capital before haircuts on securities positions	3,119,174
Haircuts on securities positions	(116,959)
Net capital	3,002,215
Minimum net capital	143,935
Excess net capital	$ 2,858,280

MINIMUM NET CAPITAL

Aggregate indebtedness	$ 2,159,024
One-fifteenth of aggregate indebtedness	$ 143,935
Statutory minimum	$ 100,000
Minimum net capital requirement, the greater of one-fifteenth of aggregate indebtedness or the statutory minimum	$ 143,935
Ratio: aggregate indebtedness to net capital	0.72 to 1

RECONCILIATION

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2008, filed by the Company on its unaudited Form X-17A-5 Part IIA.

See independent auditors' report.